UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

CONMED HEALTHCARE MANAGEMENT, INC.

(Name of Issuer)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

20741M03

(CUSIP Number)

Steven E. Hartman Levine Leichtman Capital Partners, Inc. 335 N. Maple Drive, Suite 240 Los Angeles, CA 90210 (310) 275-5335	Joshua F. Opperer, Esq. Honigman Miller Schwartz and Cohn LLP 2290 First National Building 660 Woodward Ave Detroit, MI 48226 (313) 465-7000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

May 12, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons LEVINE LEICHTMAN CAPITAL PARTNERS, INC.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization CALIFORNIA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) CO

(1)  Based upon information reported in the Schedule 13D/A filed May 13, 2011 on behalf of James H. Desnick, M.D. Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons ARTHUR E. LEVINE

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon information reported in the Schedule 13D/A filed May 13, 2011 on behalf of James H. Desnick, M.D. Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

SCHEDULE 13D

CUSIP No. 20741M03

1	Name of Reporting Persons LAUREN B. LEICHTMAN

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) Not applicable.

5	Check box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization UNITED STATES OF AMERICA

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 0

	8	Shared Voting Power 1,209,870 (1)

	9	Sole Dispositive Power 0

	10	Shared Dispositive Power 1,209,870 (1)

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,209,870 (1)

12	Check box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 9.4% (1)(2)

14	Type of Reporting Person (See Instructions) IN

(1)  Based upon information reported in the Schedule 13D/A filed May 13, 2011 on behalf of James H. Desnick, M.D. Beneficial ownership of the common stock referred to herein is being reported solely because the Reporting Person may be deemed to beneficially own such shares for the purposes of Section 13(d) or 13(g) of the Act as a result of the Financing Letter described in Items 4 and 6 hereof.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by the Reporting Person that it is the beneficial owner of any of the common stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

(2)  Based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011.

SCHEDULE 13D

CUSIP No. 20741M03

Item 1.	Security and Issuer.

This statement on Schedule 13D relates to the common stock, $0.0001 par value per share (the “Common Stock”) of Conmed Healthcare Management, Inc., a Delaware corporation (the “Company”).  The principal executive office of the Company is 7250 Parkway Dr., Suite 400, Hanover, MD 21076.

Item 2.	Identity and Background.

This Schedule 13D is being filed jointly by Levine Leichtman Capital Partners, Inc., a California corporation (“LLCP”), Arthur E. Levine (“Mr. Levine”) and Lauren B. Leichtman (“Ms. Leichtman” and, together with LLCP and Mr. Levine, the “Reporting Persons”), pursuant to a Joint Reporting Agreement, a copy of which is attached as Exhibit 99.1 hereto.  The principal place of business of each Reporting Person is 335 North Maple Drive, Suite 130, Beverly Hills, California 90210.

The principal business of LLCP is to serve as the manager of entities that serve as the general partners of certain investment funds.

Mr. Levine is a director, the President and a shareholder of LLCP.  The present principal occupation or employment of Mr. Levine is to serve as a director and the President of LLCP.  Mr. Levine is a citizen of the United States of America.  Mr. Levine, together with Ms. Leichtman, are the sole directors and shareholders of LLCP.

Ms. Leichtman is a director, the Chief Executive Officer and a shareholder of LLCP.  The present principal occupation or employment of Ms. Leichtman is to serve as a director and the Chief Executive Officer of LLCP.  Ms. Leichtman is a citizen of the United States of America.  Ms. Leichtman, together with Mr. Levine, are the sole directors and shareholders of LLCP.

During the last five years, no Reporting Person has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

The Reporting Persons may also be members of a “group” within the meaning of Rule 13d-5(b)(1) of the Act.  To the extent that such a group exists, this Schedule 13D shall constitute a single joint filing by the Reporting Persons, as members of such group, pursuant to Rule 13d-1(k)(2) of the Act.

Item 3.	Source and Amount of Funds or Other Consideration.

On May 12, 2011, LLCP and James H. Desnick, M.D. (“Desnick”) executed the Financing Letter (as defined in Item 4 hereof).  According to information provided by Desnick, Desnick beneficially owns 1,209,870 shares of Common Stock.  The Financing Letter contains certain provisions relating to the voting and disposition of shares of Common Stock beneficially owned by Desnick.  The Reporting Persons have not purchased any shares of Common Stock pursuant to the Financing Letter or otherwise.  See Items 5 and 6 hereof.

Item 4.	Purpose of Transaction.

On May 12, 2011, LLCP and Desnick executed a letter agreement (the “Financing Letter”).  In the Financing Letter, LLCP proposes to provide $18.5 million of senior debt to Acquisition Co. (as defined below).  The senior debt would bear interest at a rate of 12.5% per annum and have a term of six years, with a mandatory principal payment of $10.0 million at five years from the date of issuance.  The senior debt would have a first priority security lien on substantially all of the Company and its affiliates’ assets and be guaranteed by the Company’s affiliates.  LLCP also proposes to provide approximately $5.5 million of convertible debt to Holdco (as defined below).  The convertible debt would bear interest at a rate of 10% per annum, have a term of five years and be convertible into 20.2% of the limited liability company interests of Holdco, at the option of LLCP upon the occurrence of certain triggering events.  The convertible debt would have a first priority security lien on substantially all of Holdco and its affiliates’ assets and be guaranteed by the Company.  In addition, the Financing Letter provides that certain potential equity investors in Buyer (as defined below) would provide approximately $4.0 million of subordinated debt to Holdco, with an interest rate of 12.5% per annum and a term of seven years.

The transactions described in the Financing Letter are subject to certain conditions, including the satisfactory completion by LLCP of a business and legal due diligence investigation of the Company, the negotiation and execution of definitive documentation and the absence of any material adverse change in the condition (financial or otherwise), business, operations, properties or prospects of the Company.

A copy of the Financing Letter is filed as Exhibit 10.1 to this Schedule 13D and is incorporated herein by reference.

On May 12, 2011, Desnick submitted to the Company’s Board of Directors a non-binding letter (the “Proposal”) proposing to acquire the Company at a cash purchase price of $3.85 per share of Common Stock, for a total of $57,008,000, based on a fully diluted number of shares equal to 17,068,000.  The Proposal contemplates that Desnick and a limited number of other potential investors would form a new company (“Buyer”), which Desnick would control, for the purpose of pursuing the acquisition through a merger.  Buyer will then form a new wholly-owned limited liability company (“Holdco”) which will then form a wholly-owned subsidiary (“Acquisition Co.”) which will merge into the Company upon completion of the proposed acquisition.  Buyer will own 100% of Holdco and Holdco will own 100% of the entity surviving the merger.  The Proposal is subject to the satisfactory completion of a due diligence review of the Company by Desnick and his advisors, the execution of definitive documentation and the cooperation of the Company’s senior managers in entering into contracts to work for the Company for a negotiated period of time.

In the Proposal, Desnick requests that the Company enter into a proposed exclusivity agreement (the “Proposed Exclusivity Agreement”) pursuant to which the Company will not, among other things, solicit, initiate or encourage the submission of proposals or offers relating to the acquisition of the Company’s securities until the earlier of 30 days after it enters into the Proposed Exclusivity Agreement or the date on which a definitive agreement with respect to the Proposal is entered into.

If the acquisition is consummated, the Common Stock will no longer be traded on the NYSE Amex and the registration of the Common Stock under Section 12 of the Exchange Act will be terminated.

References to the Proposal are qualified in their entirety by the Proposal, which is attached as Exhibit 10.2 and incorporated by reference. References to the Proposed Exclusivity Agreement are qualified in their entirety by the Proposed Exclusivity Agreement, which is attached as Exhibit 10.3 and incorporated by reference.

The Reporting Persons cannot provide any assurances that any agreement with the Company relating to the proposed acquisition will receive approval from the Board of Directors of the Company or that the proposed acquisition will be completed.  The Proposal provides that no binding obligation on the part of the Company, the Buyer, LLCP or Desnick shall arise with respect  to the proposed acquisition unless and until definitive agreements have been executed and delivered. Except for the Reporting Persons’ plans and proposals as set forth in the Financing Letter, the Proposal and the Proposed Exclusivity Agreement as described above, none of the Reporting Persons currently has any plans or proposals that relate to or would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law, at any time and from time to time, to review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of Item 4 of Schedule 13D) or formulate and implement plans or proposals with respect to any of the foregoing.

Item 5.	Interest in Securities of the Issuer.

(a)                 As a result of the Financing Letter, the Reporting Persons may be deemed to have beneficial ownership of shares of Common Stock held by Desnick.  Based upon information provided by Desnick, as of May 12, 2011, Desnick beneficially owns 1,209,870 shares of Common Stock, including up to 91,750 shares of Common Stock subject to a Warrant issued by the Company to Desnick, which constitutes approximately 9.4% of the Company’s outstanding shares of Common Stock (based upon 12,846,288 shares outstanding as of May 11, 2011, as reported in the Company’s Form 10-Q for the quarterly period ended March 31, 2011).  Other than as described in this Schedule 13D, none of the Reporting Persons beneficially owns or has any right to acquire, directly or indirectly, any shares of Common Stock.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the Common Stock referred to herein for purposes of Section 13(d) of the Act or for any other purpose, and any such beneficial ownership is hereby expressly disclaimed.

The Reporting Persons and Desnick may be deemed to be a group within the meaning of Section 13(d)(3) of the Act.  The Reporting Persons and Desnick have each elected to make their own individual filing of a Schedule 13D with respect to the anticipated acquisition.  As such, the information with respect to the Desnick in this Schedule 13D is limited to the information that the Reporting Persons know or have reason to know.

(b)                 As a result of the Financing Letter, the following entity and persons may be deemed to share with Desnick voting and dispositive power with respect to the 1,209,870 shares of Common Stock held by Desnick: (i) LLCP (by virtue of Desnick’s obligations to LLCP under the Financing Letter as described in Item 6 hereof); and (ii) each of Mr. Levine and Ms. Leichtman (by virtue of being the sole directors, shareholders and executive officers of LLCP).

(c)                 Other than as described in this Schedule 13D, none of the Reporting Persons has effectuated any transactions in the Common Stock during the past 60 days.

(d)                 Not applicable.

(e)                 Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Items 3 and 4 of this Schedule 13D are incorporated herein by reference.

Pursuant to the Financing Letter, Desnick has agreed to vote the shares of Common Stock of the Company that he beneficially owns in favor of, among other things, the approval of the transactions contemplated in the Proposal and against, among other things, any action that could reasonably be expected to interfere with the consummation of the transactions contemplated in the Proposal until the earlier of the time at which (i) such transactions are consummated, (ii) the Financing Letter is terminated or (iii) the Company enters into a definitive acquisition agreement with a party that is not affiliated with Desnick, so long as either LLCP or Desnick has provided written notice to the other party that it does not intend to proceed with a transaction pursuant to the Financing Letter (the “Effective Period”). Additionally, the Financing Letter provides that Desnick will not solicit or encourage inquiries or proposals from, or engage in any discussions with, any third parties relating to the Proposal or any financing aspect of the Proposal during the Effective Period. The Financing Letter further provides that, during the Effective Period, Desnick will not sell or otherwise dispose of any shares of Common Stock except as contemplated by the Financing Letter or if consented to in writing by LLCP. Desnick further agreed in the Financing Letter to reimburse LLCP for certain of its transaction expenses regardless of whether the transactions contemplated in the Proposal are consummated.

Except as described herein, there are no contracts, arrangements, understandings, or relationships (legal or otherwise) among the persons named in Item 2 or between such persons and any other person with respect to any securities of the Company.

Item 7.	Material to be Filed as Exhibits.

Exhibit	Description

10.1

Financing Letter, dated March 12, 2011 (incorporated by reference to Exhibit 1 of the Schedule 13D/A filed with the Commission on March 13, 2011 by James H. Desnick, M.D. (the “Desnick Schedule 13D/A”)

10.2	Proposal, dated March 12, 2011 (incorporated by reference to Exhibit 2 of the Desnick Schedule 13D/A)

10.3	Proposed Exclusivity Agreement (incorporated by reference to Exhibit 3 of the Desnick Schedule 13D/A)

99.1	Joint Reporting Agreement, dated May 13, 2011

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

May 13, 2011

LEVINE LEICHTMAN CAPITAL PARTNERS, INC., a California corporation

By:	/s/ Steven E. Hartman
Steven E. Hartman
Vice President

/s/ Arthur E. Levine
ARTHUR E. LEVINE

/s/ Lauren B. Leichtman
LAUREN B. LEICHTMAN

EXHIBIT INDEX

Exhibit	Description

10.1	Financing Letter, dated March 12, 2011 (the “Desnick Schedule 13D/A”)

10.2	Proposal, dated March 12, 2011 (incorporated by reference to Exhibit 2 of the Desnick Schedule 13D/A)

10.3	Proposed Exclusivity Agreement (incorporated by reference to Exhibit 3 of the Desnick Schedule 13D/A)

99.1	Joint Reporting Agreement, dated May 13, 2011